INVEST IN **SEED AT THE TABLE**

Funding platform connecting diverse founders with retail investors



SEED
AT THE TABLE
Investing in Community
Made Easy
Introducing
Seed At The Table
Invest Today

seedatthetable.com Los Angeles CA

LEAD INVESTOR



Andre McNeil

Promoting and assisting in the growth of investors from diverse backgrounds. By supporting businesses that prioritize social equality, and diversity I am using my funds to align my investments with my personal values. Ultimately, I see my investment in Seed At The Table as a way to make a positive impact while seeking financial growth. Long term, I hope that my investment will also provide me access to opportunities to continue to develop a portfolio/contribute to economic growth.

Invested $10,000 this round

Highlights

1. We have generated $200K in revenue (including grants)
2. Inaugural participant in 2022 Amazon AWS Impact Accelerator
3. Seed helped diverse founders raise close to $2M in the past 18 months
4. We raised $655K from our Family of investors
5. Ex NBA players Baron Davis & Anthony Tolliver are both investors in Seed
6. Recipient of Fast Company, Next Company Award 2022
7. Our Ecosystem consists of 3000 companies and Family members
8. Two (2) Black Women founders went on to raise +$1MM

Our Team



Pierre Le Veaux Founder and Head of Growth

A former Goldman Sachs banker, Pierre has over a decade of experience assisting growth investors and their VC and PE portfolio companies in diligence, operations, capital raise, and exit efforts.



Suzen Baraka Sweeney Esq. Head of Compliance

Suzen is a lawyer licensed to practice in New York and New Jersey, and served as the Vice President of Recovery & Resolution Planning at Barclays Americas. She manages communications with FINRA and coordinates Seed's responses to periodic examinations.



Edmund Otubuah Head of Technology

With a passion for aviation and technology, Edmund has a track record for delivering innovative solutions and driving digital transformation for startups and global firms.



Darius Broadwater Head of Marketing

Darius' advertising career spans nearly two decades. He has serviced some of the largest brands in the world across multiple product categories for ad agencies in NYC and Chicago. He is a real estate entrepreneur with multiple properties in his portfolio.



Morgan Means Head of Issuer Marketing

Morgan Means has 10+ years across the media and tech industry. Responsible for managing highly strategic customer relationships at various SaaS and technology companies like RingCentral, Outreach, and as of recent Head of Customer Success at Recapped.



Shaquinta Prince Head of Onboarding

Shaquinta has worked in Marketing in both the financial & media sectors for more than 10 years. She assists leading firms to implement strategic media plans that integrate social capital into their overall branding strategy.

INVEST IN SEED

With investments as small as $250 you can own a part of an ecosystem committed to providing access to capital, resources, education, and talent for diverse entrepreneurs.

Click Invest, Join Our Family and Claim Your SEED At The Table.



EARN YOUR LEISURE

Seed At The Table is a Financial Ecosystem Dedicated to Diverse Founders and Their Potential Investors

We started Seed At The Table because there was a void in the market for community crowdfunding platforms with a focus on companies with diverse founders. Since inception, we have launched 10 successful fundraising campaigns raising over $1.8M in equity funding from over 350 angel investors.

With our vast network in the financial industry, we are expanding our services to provide companies with the knowledge and resources to be successful in today's world.

We are ready to scale our platform and plan to onboard twice as many companies as we currently have. Additionally, we are committed to developing and monetizing a comprehensive suite of educational resources for our users.

SEED
AT THE TABLE
Seed At The Table connects diverse entrepreneurs to both accredited* and non-accredited investors** for equity and debt capital raises.
We provide an ecosystem of capital, network, knowledge and resources for diverse entrepreneurs.
* Individuals with a gross income over $200k per year or a net worth that exceeds $1M
** Any investor that does not meet the requirements set out by the SEC
I WAS NOMINATED BY TECHSTARS FOR THE 2022 REVOLUTION
the BOOK STOOP
Follow Her Lead

SEED allows companies to complete the traditional "Friends & Family" round by allowing their loyal customer base, angel investors and funds to invest for as little as $100. Reimagining the traditional round of raising capital empowers companies to let those that have supported their vision from the beginning

become true partners in growth.

Community Crowdfunding brings everyone to the table, building generational wealth and equity for diverse entrepreneurs and investors.

Why SEED?

SEED positions itself as a Financial Ecosystem, a one-stop destination for access to capital, education, resources, services, and talent. We've expanded our services from helping companies raise equity and debt capital, through their followers and customers, to being a comprehensive resource for growth where those same businesses can get matched with a seasoned advisor (official or unofficial board member) and be introduced to service providers in tech, legal, financial and marketing, among others. At the same time, we provide investors and our 3,000+ ecosystem users with the opportunity to invest in and support their favorite brands, while also providing them with access to educational resources. Many (especially those from marginalized communities) have been precluded from the opportunity to sit at the table so we decided to create our own table with best of breed investment opportunities, talent, and service providers. We passionately believe everybody deserves an opportunity to have access to a robust and "rich" network inclusive of investment opportunities and resources.



CONFIDENTIAL
A financial ecosystem dedicated to providing access to capital, resources, mentorship and more.
Community crowdfunding
Facilitating funding by providing a straightforward process for non-accredited and accredited investors for equity or debt investments
Advisor matching
Matching business owners with advisors and other experienced industry veterans
Educational resources
Providing companies with the resources to be successful & reach their full potential
Partnership discounts
Issuing companies get discounted access to business supporting tools such as Nova*, AI-powered revenue growth forecasting
*Nova is powered by Power Digital Marketing and has an accuracy rate of 90%

Invest in a financial platform dedicated to facilitating resources, relationships, and access to capital for diverse entrepreneurs and investors.

How It Works

Companies come to SEED to raise debt or equity capital and individuals come to invest in viable businesses for which they are often consumers and champions. Both companies and individuals fill out profiles so that they are kept in mind for other resources beyond the respective raise and investment opportunities. Many companies need help beyond crowdfunding, and many investors need help beyond investing; therefore, leveraging our robust network, we are able to match those in need with the appropriate resources while taking a brokerage fee as revenue.



CONFIDENTIAL
How it Works
Companies
Survey
We require all companies to fill out a form.
Intake call
Our head of onboarding will schedule a call to investigate the founder's needs.
Onboarding
We help the founders navigate the waters.
Investors & Subscribers
Intake form
Investors and subscribers fill out the survey to profile themselves and join the family.
Interest
Via the platform family members can profile investment, educational, and service areas of interests.
Match making
We facilitate the transaction and matching of educational content and services on behalf of the investor and user.
Family & Service Providers
Intake form
Individual and entities fill out the survey to profile and join the family.
Interest
Advisors and service providers can highlight their capabilities, areas of expertise, client preference and more.
Match making
We facilitate the transaction and matching of education and services between the advisor and service provider to the company or individual.



CONFIDENTIAL
Issuer and investor process
Example:
Issuer ABC corp is a minority owned conscious cookie company with an annual revenue of $400K and 20% YOY growth. The founders do not fit their local bank or VC investor target profile, but are looking to raise min $50K and max $600K in equity crowd funding.
Platform Selection
Select Seed At The Table as the capital raise platform
Product Selection
Select issuing product (equity/debt), type and terms
Listing Live
List company for designated time period and gather investors
Raise Successful
Capital received from seed escrow & post collaboration with issuer
Ms. Johnson is a teacher with an annual income of $75K and $2.2K annually to invest. She wants to build a diversified portfolio by financing equity for promising companies that are economically viable and intrinsically relatable.
Join the Family
Join the Seed family as an investor
Select Product Type
Select among product types demographics, investment size
Create Portfolio
Create a diverse portfolio by pledging capital via Seed escrow
Raise Successful
Shares and/or notes are allocated to the investor

Competition

While each platform offers an opportunity for founders to raise capital and investors to invest, SEED offers white glove service to companies that need extra guidance during the process. We have a special appreciation for marginalized founders and the community of investors who support them, so we go out of our

founders and the community of investors who support them, so we go out of our way to provide space for them to transact, learn and interact.

With SEED, you're Family.



What Users Say

SEED prides itself on providing opportunity and access to users that they have been historically precluded and our users simply love us for it.







the same for other women that look like me. I had the privilege of personally connecting with Mitch, which allowed me to gain further insight into her passion and mission for the company and made the investment much more personal for me. While it's apparent that large investment firms may not see the value in investing in Black women owned businesses; platforms like Seed allow us to band together and collectively support those brave entrepreneurs who are betting on themselves, following their dreams.

"

successfully. I invested through Seed At The Table because as a diverse entrepreneur, there are very limited avenues for those individuals to be able to raise capital and Seed is our avenue to be taken seriously. Diverse entrepreneurs don't have access to the same types of friends & family capital or otherwise that our counterparts do. My personal commitment to diversity is really through my personal network, I really believe in connecting individuals to opportunity, whether it be an entrepreneur to an investor or an employee to a corporate opportunity.

"

But Why Now?

Marginalized entrepreneurs have historically faced barriers in accessing venture capital funding and bank loans, which limits their ability to start and grow their businesses. Some of the factors contributing to this include systemic racism and discrimination, limited access to social and financial capital and a lack of representation in the financial industry. Research has shown that diverse founder businesses are less likely to be approved for traditional bank loans, and when they are approved, they receive smaller loan amounts and higher interest rates compared to non-Black-owned businesses. This lack of access to bank loans for diverse entrepreneurs exacerbates the wealth gap and hinders the growth and sustainability of diverse founder businesses. It is important for the financial industry to address these disparities and increase access to fair and equal lending opportunities for diverse entrepreneurs.

Further, Venture Capital (VC) investment has historically been difficult for diverse entrepreneurs to access. Despite recent efforts to increase diversity in the industry, diverse founders still face systemic barriers that limit their ability to secure VC funding. Some of these barriers include limited networks and access to social and financial capital, a shortage of investors supporting diverse investors and unconscious bias in the VC industry.

CONFIDENTIAL
PROBLEM
Diverse entrepreneurs are systematically precluded when seeking investment capital
There are a plethora of marginalized companies that have tremendous difficulties accessing capital, knowledge and resources via the traditional institutional routes.
Pre-revenue companies do not have the funds to pay legal fees necessary for raising funds.
18%
of US businesses are minority owned[1]
63%
of startups with one female founder perform better[2]
2x
Black-owned firms are two times more likely to be rejected for bank loans[3]
8/10
Black-owned businesses fail within the first 18 months due to lack of funding[4]
1. Senate.gov 2. First Round Capital 3. The Guardian 4. The Network Journal











Our Business Model

Our Business Model

SEED is able to drive revenue through multiple aspects of our ecosystem. Our team and family members are committed to driving revenue by onboarding compelling companies to raise through SEED while also serving as mentors and service providers given their deep experience. Within the family, there are bulge bracket bankers, patent attorneys, CPG and Tech executives, entrepreneurs with exits, and many other diverse professionals with deep experience looking to share their capabilities and network to our 3,000 users from varying walks of life.

We source revenue from three different categories:

- Community Capital Raising: This fee ranges from 5-7% of the total raise amount. When a company raises $100K in debt or equity through SEED, the firm receives $5-$7K in cash revenue.
- Advisor Matching: We collect a fee of ¼ of the compensation amount (whether equity or cash) received by matching companies with board members and advisors.
- Service Matching: We also collect a fee of ¼ of the compensation amount received by matching service providers with users.



CONFIDENTIAL
BUSINESS MODEL
We keep 5-7% commission on every crowdfunding issuer
Additionally we take up to 2% equity in the issuing companies, making us long term investors advocating, partnering, and providing resources beyond the initial community crowdfunding transaction.
$200K
AVG. RAISE ON SEED
The average raise amount of issuers on Seed At The Table is $200,000.
$14K
AVG. COMMISSION
The commission is 7% on the raise amount in cash and equity. This results in $10K in cash, and $4K in equity.
FUTURE REVENUE STREAMS
• 25% fee of gross payment for matching advisors to companies.

The Market

SEED is poised to be an industry leader with our unique focus on minority owned businesses in this rapidly growing space.

With the rise in the costs of traditional loans, more pre-revenue companies are looking for new avenues to raise capital to scale and grow their businesses.

The US crowdfunding market is currently an estimated $5B with an anticipated 16.4% annual growth rate. 18% of US businesses are minority owned, with

16.4% annual growth rate. 18% of US businesses are minority owned, with $900MM in untapped issuer potential.

At the same time, the fastest growing consumer group in the United States is the multicultural market, which includes Hispanic, African American, Asian American and other ethnic and racial groups. According to recent data, the multicultural market is projected to represent over half of the U.S. population by 2044 and will have significant purchasing power, with projected spending of over $2 trillion by 2025. We at SEED are dedicated to addressing the challenges to capital access and providing services to accommodate the opportunity and needs presented by rapidly growing consumer market.


CONFIDENTIAL
Market Opportunity
Global crowdfunding market[1]
$75B
US community crowdfunding market[2]
$5B
CAGR for the next 5 years[3]
16.4%
Small business loans under $1M in the US[4]
$613B
The market for non-accredited investors is expected to experience rapid growth due to the increasing number of favorable laws and regulations in place
1. Brookings 2. KingsCrowd 3. Yahoo Finance 4. Globe News Wire

Forward-looking projections cannot be guaranteed.

Our Success and Projected Growth

Since 2021, we have amassed more than 3,000 users and we are on pace to double it given our transition from solely serving as an equity crowdfunding portal to a tech enabled ecosystem that leverages big data as means to better serve our user base. We are **revenue generating** and looking to onboard more issuing companies to further drive revenue growth with near term goals for profitability.


Focus and History
Seed At The Table is focused on empowering diverse entrepreneurs by promoting their private companies and offering everyday Americans the chance to invest in them as angel investors.
CONFIDENTIAL
Phase 1
2020-2021
We started Seed At The Table because there was a void in the market for community crowdfunding platforms with a focus on companies with diverse founders. Since its inception we launched 10 successful fundraising campaigns raising over $1,5M in equity funding from over 350 angel investors.
Phase 2
2022
With our vast network in the financial industry, we are expanding our services to provide companies with the knowledge and resources to be successful in today's world.





Phase 3
Now
We are ready to scale our platform and plan to onboard twice as many companies as we currently have. Additionally we are committed to developing and monetizing a comprehensive suite of educational resources for our users.



CONFIDENTIAL
Our numbers speak for themselves
Our ecosystem has grown organically without allocating a marketing & sales budget towards our platform
2500
Members in our ecosystem
1200
Active investors
8
Successful fundraising campaigns in 2022
2
Companies went on to participate in TechStars
FEATURED IN
EARN YOUR LEISURE
Forbes
FAST COMPANY
AFROTECH

Forward-looking projections cannot be guarant

Milestones and Use of Proceeds

Our goal is to continue to drive growth in both services and reach by investing in Technology, Marketing, People and Legal so that we can continue to serve as the primary resource destination for entrepreneurs and investors.



CONFIDENTIAL
Milestones
FINRA & SEC approved
2020
Launched first community crowdfunding campaign
2021
AWS awarded $225K in cash and credits
2022
Raised over $1M in the first year
2022
Onboard and profile 300+ companies to our ecosystem
2023
Launch 15 campaigns for community crowdfunding
2023
Bulge bracket bank, insurance flagship partner relationship
2023
Ecosystem app creation
2023

Forward-looking projections cannot be guaranteed.

Our Team and Why We Are Different

The founding team is composed of individuals with top tier banking, law, tech, and marketing experiences. Our Head of Growth has a keen eye for portfolio diligence and financial engineering, while our Head of Technology has built systems that have gone on to have mergers & acquisitions exits. Our Head of Legal background sits perfectly at the intersection of finance, regulatory engagement and community, while our Head of Marketing has driven growth for some of the most notable brands ranging from fortune 100 to emerging companies that have later grown to behemoths. Lastly, our Heads of Issuer Marketing and Onboarding both have experience helping businesses navigate operational challenges and inserting growth hacks. All of our founding team members having a firm commitment to providing access to capital and resources.

CONFIDENTIAL
Led by industry veterans with over 20 years of experience in the financial sector
Pierre Le Veaux II
Founder & Head of Growth
Suzen Sweeney, Esq
Head of Compliance
Edmund Otubuah
Head of Technology
Darius Broadwater
Head of Marketing
Morgan Means
Head of Issuer Marketing
Shaquinta Prince
Head of Onboarding
WORK EXPERIENCE
Goldman Sachs
Power
Morgan Stanley
BARCLAYS
USA TODAY
WPP
BANC OF CALIFORNIA
CITY NATIONAL BANK
jetBlue
* a Court Square Capital Portfolio Company

CONFIDENTIAL
Key Success Factors
1 Highly experienced team with strong financial background
2 Uniquely focused on diverse business owners
3 White glove founder support with a personal approach
4 Strong network of diverse led companies, partners, advisors and investors
5 Legal requirements and certifications for fundraising, and growth hacks & resources for companies
6 High quality of deal flow for investors

Our Investors

SEED is a "Family" of 40 diverse professionals that understand that providing

diverse founders access to capital will begin to address the inequities that these businesses face across various industries. Our "Family" members invest their own personal social capital to help to move forward our success.

To date, SEED has raised $655K from notable accredited investors & VC's, including Baron Davis, Anthony Tolliver and others.



Press

Check out our mentions in notable press sites, such as **Shoppe Black**, **LA StartUps**, **AfroTech**, **Voyage LA**, **Black Enterprise** and **Essence**.







LATEST POSTS



Seed At The Table: A Vision for a More Inclusive Crowdfunding Future

Seed At The Table: A Vision for a More Inclusive Crowdfunding Future

LA STARTUPS

Events | Breaking News | Tech/Startups | Work/Life | Lifestyle/Culture

Home / Startup Spotlight / Interview: Seed at The Table, Crowdfunding Platform For Helping Diverse Entrepreneurs Thrive

STARTUP SPOTLIGHT

Interview: Seed At The Table, Crowdfunding Platform For Helping Diverse Entrepreneurs Thrive

By LA STARTUPS • November 14, 2022



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Seed At The Table

FEATURED , VC AND INVESTING

How Seed At The Table's Suzen Baraka And Morgan Means Are Helping BIPOC Entrepreneurs Widen Their...

What oftentimes stands between an entrepreneur's innovative idea and the act of them starting a business is the lack of funding — especially for Black and brown communities. Seed At The Table is an equity crowdfunding platform that's working to bridge such funding gaps while empowering Black,...

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AT THE TABLE
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BY JASMINE BROWLEY · UPDATED OCTOBER 12, 2021

Letters From our Issuers

Mitch founder of OYA Femtech Apparel

I am writing this letter to express my utmost support for Seed At The Table (Seed) and their application for the MBDA Capital Readiness grant. Seed is bringing equity crowdfunding to the forefront of the investment industry. And, as the CEO and Co-founder of Oya Femtech Apparel (a Seed portfolio company), I experience the benefits of using the Seed platform for fundraising.

Before I joined Seed, I was frustrated about the venture capital landscape as a black woman-presenting founder. For context, I had placed at the Rice Business Plan Competition (the largest business plan competition in the world) as well as other competitions at the University of Pennsylvania School of Business, Harvard School of Business, Northwestern School of Business, and the UCLA School of Law to name a few. However, we were fundraising in an environment where black women receive less than 0.4% of venture capital funding per year despite being the fastest-growing segment of U.S. entrepreneurs.

When I met Seed and Pierre Le Veaux II (Seed's Founder and Head of Growth), I was immediately impressed with the platform's commitment to promoting diversity and inclusion in the investment world. Without intentional support from groups like Seed, most black women founders will face too many systemic barriers to secure funding. But Seed understood my unique challenges as an underrepresented founder, and it recognized the strengths that those challenges helped me develop.

Seed is a game changer for underrepresented founders because its platform helps us access capital, and it is a community of diverse investors who share a vision to create a more equitable and just society. Through Seed, I gained investors with amazing backgrounds, such as patent law, medicine, sports, clean tech, and beyond. These investors continue to provide me support beyond capital. They introduce me to other investors and potential business partners, advise me around managing my mental health, serve as product testers, and much more.

For example, Oya's Seed investor Taj Ahmad Eldridge is helping us created a limited-edition collaboration with fellow femtech apparel brand Saysh for the 2023 AKA sorority homecoming season with Allyson Felix. Also, Oya's Seed investor Morgan Means is working with us to find our first celebrity athlete partner to celebrate our launch at Champs this July.

Seed was Oya's first large investor and, since becoming one of their portfolio companies, I am proud to say that Oya surpassed the $1M fundraising mark. This feat has been achieved by less than 200 black women, but Seed actually has another black woman-presenting founder in their portfolio. These achievements speak to Seed's ability to support and connect underrepresented founders with mission-driven investors.

Furthermore, I appreciate the transparency and ease of use the Seed platform. The platform made it easy for me to showcase my business and share my story with potential investors. It also provided a streamlined process for managing investments and updating investors.

In summary, I cannot overstate the value that Seed brought to my business and brings to the broader investment community. I strongly encourage anyone who is looking to invest in a successful, impactful, and mission-driven startup to consider Seed At The Table. And to my fellow entrepreneurs, I would say: if you are looking for a platform that truly understands and supports diverse businesses, then look no further than Seed At The Table.

Thank you for all that you do to promote equity and inclusion in the venture capital community.

Sincerely,

Mitchella Gilbert

Mitchella Gilbert
CEO and Co-founder, Oya Femtech Apparel

David co-founder of MacroBites

I am writing to recommend Seed At The Table as a highly effective and reliable crowdfunding platform for entrepreneurs and investors alike. I can say without a doubt, if it weren't for Seed At The Table our company would not have been able to fundraise and grow to what it has become today.

I have had the opportunity to work with Seed At The Table on several occasions and have always been impressed with their level of professionalism, expertise, and commitment to helping startups and small businesses raise capital through equity crowdfunding. They have a deep understanding of the legal and regulatory landscape of crowdfunding and have a track record of successfully guiding startups through the fundraising process.

One of the things I appreciate most about Seed At The Table is their commitment to transparency and their dedication to ensuring that investors are fully informed about the risks and potential rewards of investing in a particular company. They provide a wealth of information to investors, including financial statements, business plans, and details about the management team, so that investors can make informed decisions about where to invest their money.
In addition, Seed At The Table has a robust and user-friendly platform that makes it easy for entrepreneurs to create a compelling pitch and connect with investors who are interested in their company. Their customer service team is also highly responsive and supportive, providing guidance and feedback to entrepreneurs as they navigate the crowdfunding process.

Overall, I highly recommend Seed At The Table to any entrepreneur looking to raise capital through equity crowdfunding or any investor looking to support innovative and promising startups. Their expertise, transparency, and commitment to customer service make them a standout platform in the crowdfunding industry.

Sincerely,

David Lewis
MacroBites

Rebekah founder of RowHouse Publishing

In the early days of fundraising planning for Row House, I was warned by a mentor, "Be prepared for venture capitalists not to ask you how much money you're going to make together, but rather, how you're not going to lose their money." As a Black-biracial woman of color, I wasn't surprised as much as feeling utterly disheartened. Lucky for me, that same mentor introduced me to another startup, Seed at the Table.

As soon as I learned more about their mission, I knew they would be the right partners to make our fundraising efforts a success. Every Seed at the Table member was kind, enthusiastic, and knowledgeable. But just as important, they understood the challenges marginalized entrepreneurs face, which made all the difference in our experience.

Bringing our community to SATT was easy because we knew they would take care of our investors and treat them with respect, regardless of the size of their contribution. Row House ended our round at 150% of our initial goal, helping us to reach a crowdfunding raise of nearly $1.2 million in less than 11 months, a monumental achievement for a WOC-owned company. That number helped to get us national on-air and print press and keynote speaking spots for our leadership at important industry conferences.

The ripple effects of working with Seed at the Table are still being felt. I'm positive that our partnership was critical to our early successes and the inevitable growth that lies ahead.

Rebekah Borucki

Rebekah Borucki, Founder and President
Row House Publishing, Inc.
Rowhousepublishing.com

Additional Press

10 Pieces of Advice from a Real Estate Entrepreneur

PL2 interview with Earn Your Leisure 2/15/2022

TGS full interview with Ryan Wilson, CEO

Us In Technology x SATT Webinar Registration

Essence Article

Amazon Blog

Experian

Rolling Out

RollCall

Black Enterprise

We look forward to welcoming you as investors and having you sit at our table.

Downloads

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